==============================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                              ------------------

                                  SCHEDULE TO
                                (RULE 14D-100)
                               (Amendment No. 3)

                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
          OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                              ------------------


                              HARTFORD LIFE, INC.
                      (Name of Subject Company (Issuer))

                        HARTFORD FIRE INSURANCE COMPANY
                  THE HARTFORD FINANCIAL SERVICES GROUP, INC.
                              HARTFORD LIFE, INC.
                     (Names of Filing Persons (Offerors))
                              ------------------


                CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)
                              ------------------


                                    4165924
                     (CUSIP Number of Class of Securities)
                              ------------------


                            Michael S. Wilder, Esq.
                  The Hartford Financial Services Group, Inc.
                                Hartford Plaza
                       Hartford, Connecticut 06115-1900
                           Telephone: (860) 547-5000
      (Name,address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   Copy to:

                         George W. Bilicic, Jr., Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                           New York, New York 10019
                           Telephone: (212) 474-1000


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

          [X]  third-party tender offer subject to Rule 14d-1.
          [ ]  issuer tender offer subject to Rule 13e-4.
          [X]  going-private transaction subject to Rule 13e-3.
          [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

==============================================================================

          This Amendment No. 3 amends the Tender Offer Statement on Schedule TO initially filed on May 24, 2000 by The Hartford Financial Services Group, Inc., a Delaware corporation ("Parent"), Hartford Fire Insurance Company, a Connecticut corporation ("Purchaser") and a wholly owned subsidiary of Parent, and Hartford Life, Inc., a Delaware corporation (the "Company"), relating to the third-party tender offer by Purchaser to purchase all of the issued and outstanding shares of Class A Common Stock, par value $.01 per share, of the Company, at a purchase price of $50.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 24, 2000 (the "Offer to Purchase").

          The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, except as otherwise set forth below.


ITEM 1.   SUMMARY TERM SHEET

          Item 1 is hereby amended by the following:

          The information set forth under "SUMMARY TERM SHEET" in the Offer to Purchase is amended by:

          --deleting the second sentence of the fifth question thereunder and substituting in its place the following:

          "We anticipate that all of these funds will be obtained through commercial paper borrowings, long-term debt financings, the sale of our common stock in an equity offering and internally generated funds of Hartford Financial Services Group and its subsidiaries."

          --deleting the first sentence of the sixth question thereunder and substituting in its place the following:

          "We do not think our financial condition is relevant to your decision whether to tender in the Offer because the form of payment consists solely of cash, and all of our funding will come from commercial paper facilities, long-term debt financings, the sale of our common stock in an equity offering and internally generated funds of The Hartford and its subsidiaries."


ITEM 5.   PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

          Item 5 is hereby amended by the following:

          (b) The information set forth under "SPECIAL FACTORS--Background of the Offer" in the Offer to Purchase is amended by:

          --inserting after the first sentence of the first paragraph thereunder the following:

          "Parent's examination of such a transaction was driven by a number of factors, including Parent's plan to restructure its operations, the recent public capital markets trends affecting companies with a limited public float and the diminished significance of the reasons behind Parent's decision to proceed with the initial public offering of the Shares in 1997. See "--Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger.""

          --inserting after the first sentence of the fourteenth paragraph thereunder the following:

          "The Special Committee authorized Salomon Smith Barney to propose a price of $57 per share."

          --deleting the fifteenth paragraph thereunder and substituting in its place the following:

          "On April 18, 2000, Salomon Smith Barney and Goldman Sachs met to discuss Parent's proposal. At the meeting, Salomon Smith Barney communicated that the Special Committee was looking for a price in the mid to high $50's."

          --inserting after the word "offer" in the seventeenth paragraph thereunder the following:

          "to between $46 and $47 per share"

          --deleting the word "price" in the second sentence of the eighteenth paragraph thereunder and substituting in its place the following:

          "to $54 per share"

          --inserting after the last sentence of the twenty-third paragraph thereunder the following:

          "The offer was restructured as a tender offer followed by a second-step merger in order to provide stockholders with cash for their Shares as promptly as practicable."


ITEM 6.   PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

          Item 6 is hereby amended by the following:

          (c)(1) The information set forth under "SPECIAL FACTORS--Background of the Offer" of the Offer to Purchase is amended as set forth in Item 5 of this Schedule TO.

          The information set forth under "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger" in the Offer to Purchase is amended by deleting ", including capital constraints on Parent and the earnings multiple differential between Parent and the Company," from the third sentence of the third paragraph thereunder and inserting after such third sentence the following:

          "These reasons included Parent's need for additional capital resulting from regulatory capital requirements and ratings agency pressures and the fact that insurance companies comparable to the Company were trading at a significantly higher multiple than property and casualty companies comparable to Parent."


ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 7 is hereby amended by the following:

          The information set forth under "THE TENDER OFFER--Section 9. Source and Amount of Funds" in the Offer to Purchase is amended by deleting the last paragraph thereunder and substituting in its place the following:

               "Parent intends to finance its purchase of the Shares from commercial paper facilities, long-term debt, the sale of its common stock in an equity offering and internally generated funds. In that regard, Parent announced on June 5, 2000 that it sold 7.3 million shares of its common stock to Goldman, Sachs & Co., raising approximately $400 million to partially fund Parent's purchase of the Shares. Goldman Sachs will re-offer Parent's shares to investors. Closing of the common stock sale to Goldman Sachs occurred on June 8, 2000. Also in that regard, Parent filed a preliminary prospectus supplement with the SEC on June 12, 2000 relating to a proposed offering of 5-year and 10-year notes of Parent, expected to raise approximately $525 million to partially fund Parent's purchase of the Shares. Closing of the notes offering is expected to occur on June 16, 2000. Parent will likely refinance any commercial paper financings with the proceeds from long-term debt financings and with funds from other sources, including the possible sale of assets or additional equity financings. The Offer is not conditioned on any financing arrangements."


ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

          Item 13 is hereby amended by the following:

          The information set forth under "SPECIAL FACTORS--Background of the Offer" in the Offer to Purchase is amended as set forth in Item 1 to this Schedule TO.

          The information set forth under "SPECIAL FACTORS--Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger--Fairness of the Offer and the Merger--The Special Committee" in the Offer to Purchase is amended by inserting after clause (xii) thereunder the following:

               "As part of its determination with respect to the fairness of the consideration to be received by the Company's stockholders (other than Parent, Purchaser and Merger Sub) in the Offer and the Merger, the Special Committee adopted the conclusion, and the analysis underlying such conclusion, of Salomon Smith Barney, based on the view of the Special Committee as to the reasonableness of such analysis."

          The information set forth under "SPECIAL FACTORS--Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger--Fairness of the Offer and the Merger--The Company Board" in the Offer to Purchase is amended by inserting after the last sentence of the sixth paragraph thereunder the following:

          "Similarly, the Special Committee and the Company Board did not consider the Company's net book value to be materially relevant, because they believed that the Company's net book value was not a material indicator of the Company's value as a going concern."

          The information set forth under "SPECIAL FACTORS--Opinion of the Financial Advisor--Historical Trading Analysis" in the Offer to Purchase is amended by:

          --inserting at the beginning of the second paragraph of text thereunder the following:

               "In support of its conclusion regarding the fairness of the proposed transaction price from a financial point of view,"

          --inserting after the second table thereunder the following:

          "Salomon Smith Barney compared the ratios set forth above to the ratio of the proposed transaction price of $50.50 to the Company's estimated operating earnings per share for 2000 of 12.5x."

          The information set forth under "SPECIAL FACTORS--Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger" in the Offer to Purchase is amended by inserting after the third sentence of the second paragraph thereunder the following:

          "Similarly, Parent and Purchaser did not consider the Company's net book value to be materially relevant, because they believed that the Company's net book value was not a material indicator of the Company's value as a going concern."

          The information set forth under "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger" in the Offer to Purchase is amended as set forth in Item 6 of this Schedule TO.

          The information set forth under "THE TENDER OFFER--Section 7. Certain Information Concerning the Company" in the Offer to Purchase is amended by deleting the second sentence of the first paragraph thereunder.

          The information set forth in paragraph under "THE TENDER OFFER--Section 7. Certain Information Concerning the Company--Company Projections" in the Offer to Purchase is amended by deleting the first and last sentences of the last paragraph thereunder and deleting the words "ANY SUCH FORWARD-LOOKING STATEMENTS" in the second sentence of such paragraph and substituting in its place the following:

          "THE STATEMENTS CONTAINED THEREIN"

          In addition, the financial statements set forth in Item 14 of Hartford Life's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and Item 1 of Hartford Life's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 are incorporated herein by reference.

                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        SCHEDULE TO AND SCHEDULE 13E-3

                                        THE HARTFORD FINANCIAL SERVICES
                                        GROUP, INC.

                                        By: /s/ Michael O'Halloran
                                            ---------------------------------
                                            Name:  Michael O'Halloran
                                            Title: Senior Vice President and
                                                   Director of Corporate Law


                                        HARTFORD FIRE INSURANCE COMPANY

                                        By: /s/ Michael O'Halloran
                                            ---------------------------------
                                            Name:  Michael O'Halloran
                                            Title: Authorized Officer



                                        SCHEDULE 13E-3

                                        HARTFORD LIFE, INC.

                                        By: /s/ Michael O'Halloran
                                            ---------------------------------
                                            Name:  Michael O'Halloran
                                            Title: Authorized Officer


Date:  June 13, 2000